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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                             GIDDINGS & LEWIS, INC.

                           (Name of Subject Company)
                         ------------------------------

                           THYSSEN AKTIENGESELLSCHAFT

                                   TAQU, INC.

                                   (Bidders)
                         ------------------------------

                  COMMON STOCK, PAR VALUE U.S. $0.10 PER SHARE

                         (Title of Class of Securities)
                         ------------------------------

                                   375048105

                     (CUSIP Number of Class of Securities)
                         ------------------------------

                                  AXEL KIRSCH

                                   PRESIDENT

                                   TAQU, INC.

                           3155 WEST BIG BEAVER ROAD

                              TROY, MICHIGAN 48007

                                 (810) 643-3511

            (Name, Address and Telephone Number of Person Authorized

           to Receive Notices and Communications on Behalf of Bidder)
                         ------------------------------

                                   COPIES TO:

                             NEIL T. ANDERSON, ESQ.

                              SULLIVAN & CROMWELL

                                125 BROAD STREET

                            NEW YORK, NEW YORK 10004

                                 (212) 558-4000
                            ------------------------

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
                $674,419,767                                     $134,884

* For the purpose of calculating the filing fee only. This calculation assumes the purchase of 32,115,227 shares of Common Stock, par value U.S. $0.10 per share ("Shares"), of Giddings & Lewis, Inc. (the "Company") (equal to the sum of (i) 31,043,365 Shares issued and outstanding as of June 11, 1997, according to the Company, and (ii) and 1,071,862 Shares issuable pursuant to exerciseable options outstanding as of June 11, 1997, according to the Company) multiplied by the offer price of $21.00 per Share.

**  1/50 of 1% of transaction valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount previously paid: not applicable.            Filing party: not applicable.
Form or registration: not applicable.                Date filed: not applicable.
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
  CUSIP No. 375048-10-5


    1.     Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
           Thyssen Aktiengesellschaft

    2.     Check the Appropriate Box if a Member of a Group                              (a)
           / /
                                                                                        (b) / /

    3.     SEC Use Only

    4.     Sources of Funds
           WC

    5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or
           2(f)      / /

    6.     Citizenship or Place of Organization
           Federal Republic of Germany

    7.     Aggregate Amount Beneficially Owned by Each Reporting Person
           None

    8.     Check if the Aggregate Amount in Row (7) Excludes Certain Shares               / /

    9.     Percent of Class Represented by Amount in Row (7)
           0.0%

   10.     Type of Reporting Person
           CO

  CUSIP No. 375048-10-5


    1.     Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
           TAQU, Inc.

    2.     Check the Appropriate Box if a Member of a Group                              (a)
           / /
                                                                                        (b) / /

    3.     SEC Use Only

    4.     Sources of Funds
           AF

    5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or
           2(f)      / /

    6.     Citizenship or Place of Organization
           Delaware

    7.     Aggregate Amount Beneficially Owned by Each Reporting Person
           None

    8.     Check if the Aggregate Amount in Row (7) Excludes Certain Shares               / /

    9.     Percent of Class Represented by Amount in Row (7)
           0.0%

   10.     Type of Reporting Person
           CO

    This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by TAQU, Inc. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Thyssen Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("Thyssen"), to purchase all outstanding shares of Common Stock, $.10 par value per share of the Company together with any associated preferred share purchase rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement between the Company and Firstar Trust Company, as rights agent, at a price of $21.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated June 18, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as either may be amended from time to time, together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Unless the context otherwise requires, all references to Shares include the Rights.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Giddings & Lewis, Inc., a Wisconsin corporation (the "Company"), which has its principal executive offices at 142 Doty Street, Fond du Lac, Wisconsin 54935.

    (b) The class of equity securities being sought is all the outstanding shares of Common Stock, par value $.10 per share, of the Company, together with any associated Rights. The information set forth in the "Introduction" and
Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d); (g) This Statement is filed by Purchaser and Thyssen. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Thyssen, and the information concerning the name, business address, present principal occupation or employment, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the past five years and citizenship of each director and executive officer of Purchaser and Thyssen are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Thyssen") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

    (e) and (f) During the last five years, none of the Purchaser and Thyssen, and, to the best of knowledge of Purchaser and Thyssen, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Thyssen") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser and Thyssen"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and
Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Thyssen") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Thyssen"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSON RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 8 ("Certain Information Concerning Purchaser and Thyssen") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (d) Not applicable.

    (e) Not applicable.

    (f) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase, dated June 18, 1997.
(a)(2)     Letter of Transmittal with respect to the Shares.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Form of Letter, dated June 18, 1997, to brokers, dealers, commercial banks, trust companies and nominees.
(a)(5)     Form of Letter from brokers, dealers, commercial banks, trust companies and nominees to their clients.
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9.
(a)(7)     Summary Advertisement as published in The Wall Street Journal on June 18, 1997.
(a)(8)     Press Release issued by Giddings & Lewis, Inc. and Thyssen AG, dated June 12, 1997.
(b)        None.
(c)(1)     Merger Agreement, dated as of June 11, 1997, by and among Thyssen
           Aktiengesellschaft, TAQU, Inc. and Giddings & Lewis, Inc.
(d)        None.
(e)        Not applicable.
(f)        None.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 1997

                                THYSSEN AKTIENGESELLSCHAFT

                                By:  /s/ DR. ECKHARD ROHKAMM
                                     -----------------------------------------
                                     Name: Dr. Eckhard Rohkamm
                                     Title: Member of the Executive Board

                                By:  /s/ DR. ECKART BROCKFELD
                                     -----------------------------------------
                                     Name: Dr. Eckart Brockfeld
                                     Title: Authorized Officer

                                TAQU, INC.

                                By:  /s/ AXEL KIRSCH
                                     -----------------------------------------
                                     Name: Axel Kirsch
                                     Title: President

                                 EXHIBIT INDEX

                                                                                                             SEQUENTIALLY
  EXHIBIT                                                                                                      NUMBERED
  NUMBER                                             DESCRIPTION                                                 PAGE
-----------  --------------------------------------------------------------------------------------------  -----------------

    (a)(1)   Offer to Purchase, dated June 18, 1997......................................................

    (a)(2)   Letter of Transmittal with respect to the Shares............................................

    (a)(3)   Notice of Guaranteed Delivery...............................................................

    (a)(4)   Form of Letter dated June 18, 1997, to brokers, dealers, commercial banks, trust companies and nominees................................................................................

    (a)(5)   Form of Letter from brokers, dealers, commercial banks, trust companies and nominees to their clients...............................................................................

    (a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.......

    (a)(7)   Summary Advertisement as published in The Wall Street Journal on June 18, 1997..............

    (a)(8)   Press Release issued by Giddings & Lewis, Inc. and Thyssen AG, dated June 12, 1997..........

       (b)   None........................................................................................

    (c)(1)   Merger Agreement, dated as of June 11, 1997, by and among Thyssen Aktiengesellschaft, TAQU,
             Inc. and Giddings & Lewis, Inc..............................................................

       (d)   None........................................................................................

       (e)   Not applicable..............................................................................

       (f)   None........................................................................................